RICHARD GOODNER

Attorney at Law

6608 Emerald Drive

Colleyville, Texas 76034

(214) 587-0653 (phone)

(817) 488-2453 (fax)

March 2, 2009

United States Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, D.C. 20549

Re:	SMSA El Paso II Acquisition corp.
Amendment No. 1 to Registration Statement on Form 10/A
SEC File No. 0-53334

Dear Sir/Madam:

On behalf of SMSA El Paso II Acquisition Corp., (the “Registrant”), we herewith file with the Securities and Exchange Commission the Registrant’s Amendment No. 1 to Registration Statement on Form 10/A and the response letter of the Registrant dated March 2, 2009 to the Staff’s comments in the letter dated February 17, 2009. If the Staff has any questions or comments, please contact the undersigned at telephone 214-587-0653 or fax 817-488-2453.

Yours very truly,

/s/ Richard B. Goodner

Richard B. Goodner